Exhibit 4.5

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities
Exchange Act of 1934
Elanco Animal Health Incorporated (“Elanco”) has one class of securities, its common stock, no par value, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of common stock

The following is a summary of Elanco common stock and important provisions of Elanco’s amended and restated articles of incorporation and amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified by Elanco’s amended and restated articles of incorporation and amended and restated bylaws, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit, and by the provisions of applicable law.

Elanco’s authorized capital stock is comprised of 6,000,000,000 shares, which are made up of (i) 5,000,000,000 shares of common stock, no par value and (ii) 1,000,000,000 shares of preferred stock, no par value, the rights and preferences of which may be established from time to time by Elanco’s board of directors. Holders of Elanco common stock are entitled to the rights set forth below.

Voting Rights

The holders of Elanco common stock are entitled to one vote per share on all matters submitted to a vote of Elanco’s shareholders (including the election or removal of directors), and do not have cumulative voting rights. Directors are elected by a majority of the votes cast (meaning that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election); provided that if the number of nominees for director exceeds the number of directors to be elected, the nominees receiving a plurality of the votes cast will be elected. Except as otherwise provided in Elanco’s amended and restated articles of incorporation or as required by law, all other matters to be voted on by Elanco’s shareholders will be approved if votes cast in favor of the matter exceed the votes cast opposing the matter at a meeting at which a majority of the outstanding shares entitled to vote on such matter is represented in person or by proxy.

Dividend Rights

Holders of Elanco common stock will share equally in any dividends that may be declared by Elanco’s board of directors out of funds legally available therefor, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Elanco’s affairs, holders of Elanco common stock would be entitled to share ratably in Elanco’s assets that are legally available for distribution to shareholders. If Elanco has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, Elanco must pay the applicable distribution to the holders of its preferred stock before it may pay distributions to the holders of Elanco common stock.

Other Rights

Holders of Elanco common stock do not have preemptive or other rights to subscribe for additional shares of Elanco’s stock. All outstanding shares of Elanco common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Elanco common stock will be subject to those of the holders of any shares of preferred stock that Elanco may issue in the future